SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes   ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes   ☐    No   ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the CNV and Buenos Aires Stock Exchange dated October 31, 2022

TRANSLATION

Buenos Aires, October 31, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Comisión Nacional de Valores

Re: YPF S.A. informs the acquisition of its own shares in the market (articles 64 and related articles of the Capital Markets Law N°26.831) for the granting of share compensation plans.

Dear Sirs,

We refer to our previous communications dated September 15, 2022, September 26, 2022, October 3, 2022, October 6, 2022, October 14, 2022, and October 24, 2022, on the subject of reference. In that sense, we hereby inform that during the period from October 24, 2022, to October 28, 2022, YPF S.A. (the “Company”) acquired:

(i)

A total of 500,300 of its ordinary Class D shares, with a nominal value of Ps.10 (ten Argentine pesos) per share and entitled to 1 (one) vote each, in the Buenos Aires Stock Exchange (“BASE”), at an average price of Ps.2,357.5447 per share, for a total amount of Ps.1,179,479,590.04.

Below, we report the detail of the daily purchases of Class D shares, which comprise the aforementioned amount:

Date	Amount of Ordinary shares	Gross amount in Ps.	Average Price in Ps.
10/24/2022	90,000.00	201,316,699.15	2,236.85
10/25/2022	114,800.00	269,415,036.89	2,346.82
10/26/2022	122,000.00	293,775,354.00	2,407.99
10/27/2022	70,000.00	170,053,500.00	2,429.34
10/28/2022	103,500.00	244,919,000.00	2,366.37

Total	500,300.00	1,179,479,590.04	2,357.5447

Finally, we hereby inform that the acquisitions made respected the daily limit for transactions in the market of up to 25% of the average daily trading volume of the stock, in the prior 90 business day period, jointly in the markets it is traded.

The Company will duly inform when the process for acquiring its own shares is concluded.

Yours faithfully,

Pablo Calderone
Market Relations Officer
YPF S.A.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 31, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer